UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 4, 2026

Epilog Imaging Systems, Inc.
(Exact name of issuer as specified in its charter)

Delaware	27-2957582
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 W. San Carlos St.

San Jose, CA 95110

(Full mailing address of principal executive offices)

1-877-374-5642

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

(a) Resignation of Independent Registered Public Accounting Firm.

On June 3, 2026, we were notified that Assure CPA, LLC (“Assure”), which served as the independent registered public accounting firm of Epilog Imaging Systems, Inc. (the “Company”), merged into Sadler, Gibb & Associates, LLC (“Sadler”) pursuant to an asset purchase agreement. As a result of the transaction, Assure ceased operations as a public accounting firm and resigned as the Company’s independent registered public accounting firm.

The resignation of Assure and the engagement of Sadler described in paragraph (b) below were approved by the Company’s Board of Directors on June 4, 2026.

Assure’s audit reports on the Company’s consolidated financial statements for the fiscal years ended December 31, 2025 and December 31, 2024, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles except that each of Assure’s reports contained an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern.

During the fiscal years ended December 31, 2025 and December 31, 2024 and the subsequent interim period through June 3, 2026, there were (i) no disagreements (within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with Assure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to Assure’s satisfaction, would have caused Assure’s to make reference to the matter in its reports, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company has provided Assure with a copy of the disclosures in this Current Report on Form 8-K and has requested that Assure furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company herein. A copy of Assure’s letter, dated June 4, 2026, is filed as Exhibit 9.1 hereto.

(b) Engagement of New Independent Registered Public Accounting Firm.

On June 4, 2026, the Board of Directors approved the engagement of Sadler as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

During the fiscal years ended December 31, 2025 and December 31, 2024, and the subsequent interim period through June 3, 2026, neither the Company nor anyone on its behalf consulted with Sadler regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company that Sadler concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) and the related instructions) or a reportable event (as described in Item 304(a)(1)(v)).

EXHIBITS

Exhibit No.	Description of Exhibit
9.1	Letter from Assure CPA, LLC, dated June 4, 2026

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Epilog Imaging Systems, Inc.

/s/ Michael Mojaver

By Michael Mojaver
Chief Executive Officer
Date: June 4, 2026

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